UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

RLJ ENTERTAINMENT, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74965F104
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 16 Pages
Exhibit Index: Page 9

CUSIP NO. 74965F104	Page 2 of 18 Pages

1.	Names of Reporting Persons

ANGELO, GORDON & CO., L.P.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		1,252,103
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 1,252,103
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,252,103

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

8.89%

12.	Type of Reporting Person (See Instructions)

IA; PN

CUSIP NO. 74965F104	Page 3 of 18 Pages

1.	Names of Reporting Persons

JOHN M. ANGELO

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 1,252,103
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		1,252,103

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,252,103

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

8.89%

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP NO. 74965F104	Page 4 of 18 Pages

1.	Names of Reporting Persons

MICHAEL L. GORDON

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 1,252,103
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		1,252,103

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,252,103

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

8.89%

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP NO. 74965F104	Page 5 of 18 Pages

Item 1(a).	Name of Issuer:

RLJ Entertainment, Inc. (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

3 Bethesda Metro Center, Suite 1000
Bethesda, Maryland 20814

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Angelo, Gordon & Co., L.P. (“Angelo, Gordon”);

ii)
John M. Angelo, in his capacities as a managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon (“Mr. Angelo”); and

iii)
Michael L. Gordon, in his capacities as the other managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon (“Mr. Gordon”).

This statement relates to Shares (as defined herein) held for the account of a private investment fund for which Angelo, Gordon acts as investment adviser.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

Item 2(c).	Citizenship:

i)	Angelo, Gordon is a Delaware limited partnership;

ii)	Mr. Angelo is a citizen of the United States; and

iii)	Mr. Gordon is a citizen of the United States.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 per share (the “Shares”).
Item 2(e).	CUSIP Number:

74965F104

CUSIP NO. 74965F104	Page 6 of 18 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	i) Angelo, Gordon is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

	ii) Mr. Angelo is a control person of Angelo, Gordon.

	iii) Mr. Gordon is a control person of Angelo, Gordon.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 1,252,103 Shares.  This number includes (i) 472,103 Shares, and (ii) 780,000 Shares issuable upon the exercise of warrants (the “Warrants”) beneficially owned by the Reporting Persons.

Item 4(b).	Percent of Class:

According to the Issuer’s Form 10-Q/A filed on December 19, 2012, the number of Shares outstanding as of November 30, 2012 was 13,339,968.  Assuming exercise of all Warrants beneficially owned by the Reporting Persons, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 8.89% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

	Angelo, Gordon
	(i)	Sole power to vote or direct the vote	1,252,103
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	1,252,103
	(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Angelo
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	1,252,103
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	1,252,103

Mr. Gordon
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	1,252,103
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	1,252,103

CUSIP NO. 74965F104	Page 7 of 18 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The investors in the private investment fund for which Angelo, Gordon acts as investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the fund in accordance with their respective investment percentages in the private investment fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

i) Angelo, Gordon is the relevant entity for which Mr. Angelo and Mr. Gordon may each be considered a control person.

ii) Angelo, Gordon is an investment adviser registered under the Investment Advisers Act of 1940.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 74965F104	Page 8 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013	ANGELO, GORDON & CO., L.P.

By: AG Partners, L.P
Its General Partner

By: JAMG LLC
Its General Partner

By: MICHAEL L. GORDON
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

Date: February 14, 2013	JOHN M. ANGELO

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

Date: February 14, 2013	MICHAEL L. GORDON

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

CUSIP NO. 74965F104	Page 9 of 18 Pages

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of February 14, 2013, by and among Angelo, Gordon & Co., L.P., John M. Angelo and Michael L. Gordon	10
B.	Power of Attorney granted by John M. Angelo in favor of Kirk Wickman, Joseph Wekselblatt, and D. Forest Wolfe, dated July 5, 2011	11
C.	Power of Attorney granted by Michael L. Gordon in favor of Kirk Wickman and Joseph Wekselblatt, and D. Forest Wolfe, dated July 5, 2011	14

CUSIP NO. 74965F104	Page 10 of 18 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.001 per share, of RLJ Entertainment, Inc. dated as of February 14, 2013, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 14, 2013	ANGELO, GORDON & CO., L.P.

By: AG Partners, L.P
Its General Partner

By: JAMG LLC
Its General Partner

By: MICHAEL L. GORDON
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

Date: February 14, 2013	JOHN M. ANGELO

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

Date: February 14, 2013	MICHAEL L. GORDON

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

CUSIP NO. 74965F104	Page 11 of 18 Pages

EXHIBIT B

POWER OF ATTORNEY

I, JOHN M. ANGELO, do hereby appoint KIRK WICKMAN, JOSEPH WEKSELBLATT, and D. FOREST WOLFE as my true and lawful attorneys-in-fact (each an “Attorney-in-Fact” and, collectively, the “Attorneys-in-Fact”), each, individually or jointly, with full power of substitution and resubstitution, to have full power and authority to act in my name, place and stead and on my behalf to:

1)
execute and deliver for and on behalf of me, in my personal capacity or my capacity as one or more of an officer, director, managing member, or significant stockholder of Angelo, Gordon & Co., L.P., AG Partners, L.P., JAMG LLC or any of their subsidiaries (collectively, the “Company”), documents, certificates, instruments, statements, agreements, reports, schedules, or other filings to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Exchange Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Exchange Act;

2)
do and perform any and all acts for and on behalf of me that such Attorney-in-Fact (in his or her sole discretion) determines may be necessary or desirable to complete and execute any such reports, schedules or other filings and timely file same with the SEC; and

3)
take any other action of any type whatsoever in connection with the foregoing which, in the sole opinion of such Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by such Attorney-in-Fact on behalf of me pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such Attorney-in-Fact may approve in his or her sole discretion.

I hereby ratify and confirm all that the Attorneys-in-Fact shall lawfully do and that they have done or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  I acknowledge that the Attorneys-in-Fact, in serving in such capacity at my request, are not assuming, nor is the Company assuming, (i) any of my responsibilities to comply with the requirements of the Exchange Act or the Securities Act or any liability for my failure to comply with such requirements, or (ii) any obligation or liability I incur for profit disgorgement under Section 16(b) of the Exchange Act.  I further acknowledge that this Power of Attorney does not relieve me from responsibility for compliance with my obligations under the Exchange Act or the Securities Act.

This Power of Attorney shall not revoke any powers of attorney granted by me, nor shall this Power of Attorney be revoked by future powers of attorney I grant.  This Power of Attorney shall remain

CUSIP NO. 74965F104	Page 12 of 18 Pages

in full force and effect until I am no longer subject to Sections 13 and 16 of the Exchange Act, unless earlier revoked by me in a signed writing delivered to the Attorneys-in-Fact.

I acknowledge receipt of the following language provided in Section 5-1513 of the General Obligations Law of the State of New York (the “Cautionary Language”), provided, however, (1) for the avoidance of doubt, I understand and agree, and affirm that it is my intent, that if any provision contained in the Cautionary Language shall be inconsistent with any of the foregoing provisions of this Power of Attorney, the foregoing provisions shall prevail to the fullest extent permitted by law, and (2) nothing in this Power of Attorney shall be construed as an admission or acknowledgement by me that this Power of Attorney is subject to the requirements of Section 5-1501B of the General Obligations Law of the State of New York:

CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document.  As the “principal,” you give the person whom you choose (your “agent”) authority to act on your behalf.  You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest.  “Important Information for the Agent” at the end of this document describes your agent’s responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time.  If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind.  If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you.  You may execute a “Health Care Proxy” to do this."

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15.  This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not  understand, you should ask a lawyer of your own choosing to explain it to you.

IMPORTANT INFORMATION FOR THE AGENT: When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal.  This relationship imposes on you legal responsibilities that continue until  you resign or the Power of Attorney is terminated or revoked.  You must:

(1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest;

(2) avoid conflicts that would impair your ability to act in the principal’s best interest;

CUSIP NO. 74965F104	Page 13 of 18 Pages

(3) keep the principal’s  property  separate and distinct from any assets you own or control, unless otherwise permitted by law;

(4)  keep a  record or all receipts, payments, and transactions conducted for the principal; and

(5) disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner: (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major  gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory Major Gifts Rider attached to this Power of Attorney.  If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest.  You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been  named in this document, or the principal’s guardian if one has been appointed.  If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

Liability of agent: The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15.  If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation.

IN WITNESS WHEREOF, I have executed this Power of Attorney on July 5, 2011.

Signature:     /s/ John M. Angelo
Name:            John M. Angelo

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT:
The undersigned executed this Power of Attorney on July 5, 2011.

By:     /s/ Kirk Wickman
Name:Kirk Wickman
Title:  Attorney-in-Fact

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT (con’t):
The undersigned executed this Power of Attorney on July 5, 2011.

By:     /s/ Joseph Wekselblatt
Name:Joseph Wekselblatt
Title:  Attorney-in-Fact

CUSIP NO. 74965F104	Page 14 of 18 Pages

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT (con’t):
The undersigned executed this Power of Attorney on July 5, 2011.

By:     /s/ D. Forest Wolfe
Name:D. Forest Wolfe
Title:  Attorney-in-Fact

CUSIP NO. 74965F104	Page 15 of 18 Pages

EXHIBIT C

POWER OF ATTORNEY

I, MICHAEL L. GORDON, do hereby appoint KIRK WICKMAN, JOSEPH WEKSELBLATT, and D. FOREST WOLFE as my true and lawful attorneys-in-fact (each an “Attorney-in-Fact” and, collectively, the “Attorneys-in-Fact”), each, individually or jointly, with full power of substitution and resubstitution, to have full power and authority to act in my name, place and stead and on my behalf to:

1)
execute and deliver for and on behalf of me, in my personal capacity or my capacity as one or more of an officer, director, managing member, or significant stockholder of Angelo, Gordon & Co., L.P., AG Partners, L.P., JAMG LLC or any of their subsidiaries (collectively, the “Company”), documents, certificates, instruments, statements, agreements, reports, schedules, or other filings to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Exchange Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Exchange Act;

2)
do and perform any and all acts for and on behalf of me that such Attorney-in-Fact (in his or her sole discretion) determines may be necessary or desirable to complete and execute any such reports, schedules or other filings and timely file same with the SEC; and

3)
take any other action of any type whatsoever in connection with the foregoing which, in the sole opinion of such Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by such Attorney-in-Fact on behalf of me pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such Attorney-in-Fact may approve in his or her sole discretion.

I hereby ratify and confirm all that the Attorneys-in-Fact shall lawfully do and that they have done or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  I acknowledge that the Attorneys-in-Fact, in serving in such capacity at my request, are not assuming, nor is the Company assuming, (i) any of my responsibilities to comply with the requirements of the Exchange Act or the Securities Act or any liability for my failure to comply with such requirements, or (ii) any obligation or liability I incur for profit disgorgement under Section 16(b) of the Exchange Act.  I further acknowledge that this Power of Attorney does not relieve me from responsibility for compliance with my obligations under the Exchange Act or the Securities Act.

This Power of Attorney shall not revoke any powers of attorney granted by me, nor shall this Power of Attorney be revoked by future powers of attorney I grant.  This Power of Attorney shall remain

CUSIP NO. 74965F104	Page 16 of 18 Pages

in full force and effect until I am no longer subject to Sections 13 and 16 of the Exchange Act, unless earlier revoked by me in a signed writing delivered to the Attorneys-in-Fact.

I acknowledge receipt of the following language provided in Section 5-1513 of the General Obligations Law of the State of New York (the “Cautionary Language”), provided, however, (1) for the avoidance of doubt, I understand and agree, and affirm that it is my intent, that if any provision contained in the Cautionary Language shall be inconsistent with any of the foregoing provisions of this Power of Attorney, the foregoing provisions shall prevail to the fullest extent permitted by law, and (2) nothing in this Power of Attorney shall be construed as an admission or acknowledgement by me that this Power of Attorney is subject to the requirements of Section 5-1501B of the General Obligations Law of the State of New York:

CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document.  As the “principal,” you give the person whom you choose (your “agent”) authority to act on your behalf.  You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest.  “Important Information for the Agent” at the end of this document describes your agent’s responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time.  If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind.  If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you.  You may execute a “Health Care Proxy” to do this."

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15.  This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not  understand, you should ask a lawyer of your own choosing to explain it to you.

IMPORTANT INFORMATION FOR THE AGENT: When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal.  This relationship imposes on you legal responsibilities that continue until  you resign or the Power of Attorney is terminated or revoked.  You must:

(1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest;

(2) avoid conflicts that would impair your ability to act in the principal’s best interest;

CUSIP NO. 74965F104	Page 17 of 18 Pages

(3) keep the principal’s  property  separate and distinct from any assets you own or control, unless otherwise permitted by law;

(4)  keep a  record or all receipts, payments, and transactions conducted for the principal; and

(5) disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner: (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major  gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory Major Gifts Rider attached to this Power of Attorney.  If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest.  You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been  named in this document, or the principal’s guardian if one has been appointed.  If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

Liability of agent: The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15.  If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation.

IN WITNESS WHEREOF, I have executed this Power of Attorney on July 5, 2011.

Signature:     /s/ Michael L. Gordon
Name:            Michael L. Gordon

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT:
The undersigned executed this Power of Attorney on July 5, 2011.

By:     /s/ Kirk Wickman
Name:Kirk Wickman
Title:  Attorney-in-Fact

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT (con’t):
The undersigned executed this Power of Attorney on July 5, 2011.

By:     /s/ Joseph Wekselblatt
Name:Joseph Wekselblatt
Title:  Attorney-in-Fact

CUSIP NO. 74965F104	Page 18 of 18 Pages

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT (con’t):
The undersigned executed this Power of Attorney on July 5, 2011.

By:     /s/ D. Forest Wolfe
Name:D. Forest Wolfe
Title:  Attorney-in-Fact